                                                                      EXHIBIT 21

================================================================================
                                                        No.

================================================================================

                         UNITED STATES COURT OF APPEALS

                              FOR THE NINTH CIRCUIT

                          ----------------------------

                           ARV ASSISTED LIVING, INC.,
                            a California corporation,

                                  Petitioners,

                                       v.

                          UNITED STATES DISTRICT COURT,
                         CENTRAL DISTRICT OF CALIFORNIA
                                SOUTHERN DIVISION

                                   Respondent,

                 EMERITUS CORPORATION, a Washington corporation;
                    EMAC CORPORATION, a Delaware corporation,

                            Real Parties In Interest

                          -----------------------------

                      From the United States District Court
                     for the Central District of California
                                Southern Division
                       Master File No. SA-CV-98-9-LHM(EEx)

================================================================================

               PETITION FOR EMERGENCY WRIT OF MANDAMUS COMPELLING
              EXERCISE OF JURISDICTION OR OTHER APPROPRIATE RELIEF

  (EMERGENCY RELIEF REQUESTED -- DISPOSITION REQUESTED BEFORE JANUARY 21, 1998)

================================================================================


IRELL & MANELLA LLP
Kenneth R. Heitz
Alexander F. Wiles
1800 Avenue of the Stars
Suite 900
Los Angeles, California 90067
(310) 277-1010

Attorneys for Petitioner
ARV Assisted Living, Inc.

                          CIRCUIT RULE 27-3 CERTIFICATE

         Because this petition for a writ of mandamus seeks relief on an expedited and emergency basis, counsel for Petitioner ARV Assisted Living, Inc. ("ARV") have complied with the requirements of Circuit Court Rule 27-3 governing emergency motions and certify as follows:

         Counsel for the parties to this action are:


IRELL & MANELLA LLP                             GIBSON, DUNN & CRUTCHER LLP
Kenneth R. Heitz                                Wayne W. Smith
Alexander F. Wiles                              Joseph P. Busch, III
1800 Avenue of the Stars                        4 Park Place, Suite 1400
Suite 900                                       Irvine, California 92614-8557
Los Angeles, California 90067                   (714) 451-3800 (tel.)
(310) 277-1010 (tel.)                           (714) 451-4220 (fax.)
(310) 203-7199 (fax.)
                                                DAVIS POLK & WARDWELL
Attorneys for Petitioner                        Michael P. Carroll
ARV Assisted Living, Inc.                       James H.R. Windels
                                                450 Lexington Avenue
                                                New York, N.Y. 10017
                                                (212) 450-4000 (tel.)
United States District Court                    (212) 450-5567 (fax.)
Central District of California
Southern Division                               Attorneys for Real Parties
Hon. Linda H. McLaughlin                        in Interest Emeritus
751 West Santa Ana Boulevard                    Corporation and EMAC
Room 101                                        Corporation
Santa Ana, California 92701
(714) 836-2651 (tel.)

Respondent


         This petition seeks reversal of a district court order that stayed an action for injunctive relief under the securities laws and related claims. This stay is improper as a matter of law and would preclude any timely relief for ARV. If the emergency writ is not granted in time to permit ARV to bring a motion to enjoin the use of misleading proxy and tender offer materials by Real Party in Interest Emeritus in connection with a January 28, 1998 shareholder meeting, ARV and its shareholders will be irreparably harmed. Without a hearing on ARV's injunction request, ARV shareholders will elect a board of directors on the basis of Emeritus's misleading materials. If Emeritus is successful in swaying votes in its favor, the election will trigger "change of control" provisions in numerous contracts

ARV has with third-parties, resulting in ARV's default under these contracts. The financial impact of these defaults, which is not disclosed in Emeritus's proxy or tender offer materials, would be catastrophic and would also serve as a basis for Emeritus to abandon the misleading tender offer it has presented to ARV shareholders.

         At 11:45 a.m. on January 15, 1998, Joseph P. Busch III, of Gibson, Dunn and Crutcher, counsel for Real Party in Interest Emeritus was notified of this Petition by telephone. A similar call was placed at 12:25 p.m. on January 15, 1998, to the chambers of the Hon. Linda H. McLaughlin where notice of this Petition was provided to Deputy Clerk Debra Beard. Notice was also provided to the District Court by letter dated January 15, 1998. App., Vol. III, at 675. Service copies of this Petition were furnished to a messenger service at 11:30 p.m. on January 15, 1998 for delivery to the Honorable Linda H. McLaughlin, United States District Court, and to Joseph P. Busch III of Gibson, Dunn & Crutcher for service to be completed by 9:00 a.m. on January 16, 1998.

                         CORPORATE DISCLOSURE STATEMENT

         Pursuant to Rule 26.1 of the Federal Rules of Appellate Procedure, Plaintiff/Appellant certifies that ARV Assisted Living, Inc. is the only appellant that is a corporation that has issued shares to the public. There are no parent companies or subsidiaries that have issued shares to the public and the following are the only affiliates of ARV Assisted Living, Inc. that have issued shares to the public:

         San Gabriel Retirement Villa

         American Retirement Villas Properties II

         American Retirement Villas Properties III

         ARV Colorado ARV Elmwood

         Villas ARV Partners 6 - Columbus, L.P.

         ARV Springboro Villas

         ARV Three Rivers Villas

         ARV Troy Villas

         ARV Vienna Forest Villas

         ARV Holland Villas

                                TABLE OF CONTENTS

                                                                                Page
                                                                                ----
I.          PRELIMINARY STATEMENT.............................................    1

II.         STATEMENT OF JURISDICTION.........................................    3

III.        STATEMENT OF ISSUE AND STANDARD OF REVIEW.........................    4

IV.         STATEMENT OF THE CASE.............................................    5

            A.       ARV and Emeritus Compete for Assisted Living
                     Facilities...............................................    5

            B.       Emeritus's Merger Proposal...............................    6

            C.       Emeritus Hostile Proxy Contest and Tender Offer
                     to Acquire ARV...........................................    7

            D.       The Federal Action.......................................   10

            E.       The State Action.........................................   12

            F.       The District Court's Order To Show Cause.................   14

            G.       The District Court's Stay Order..........................   16

V.          ARV IS ENTITLED TO MANDAMUS RELIEF
            COMPELLING THE DISTRICT COURT TO EXERCISE
            JURISDICTION OVER THE FEDERAL ACTION..............................   17

            A.       Mandamus Is Required Because The District Court
                     Committed Clear Error In Staying ARV's Federal
                     Securities Law Claims And In Applying Colorado
                     River....................................................   18

                     1.       The District Court Committed Clear Error
                              Because It Lacked Discretion To Stay A Claim
                              Arising Under Laws Subject To The Exclusive
                              Jurisdiction Of the Federal Courts..............   19

                     2.       The District Court Committed Clear Error in
                              Staying ARV's Related State Court Claims........   20

                              a.      A Stay Was Improper Because The
                                      State And Federal Actions Are Not
                                      Parallel Or Substantially Similar.......   21

                              b.      The Colorado River Balancing Factors
                                      Preclude The District Court From
                                      Ignoring Its "Virtually Unflagging"
                                      Jurisdiction............................   22


                                                                                Page
                                                                                ----

                                       (1)      Issuance of a Stay Does Not
                                                Avoid Piecemeal Litigation....   23

                                       (2)      The Remaining Colorado River
                                                Factors do not Support a Stay.   24

            B.       Mandamus Is Required Because ARV Has No Other Adequate
                     Means To Attain The Relief It Seeks......................   25

            C.       Mandamus Is Required Because ARV Will Suffer
                     Serious and Irreparable Harm if Prohibited from
                     Pursuing this Case Until After a Final Decision in
                     the State Court Action...................................   26

            D.       Mandamus Is Required Because The District
                     Court's Order Raises New And Important
                     Problems, Or Issues Of Law Of First Impression...........   30

            E.       ARV's Petition Meets Four Of The Five Bauman
                     Factors..................................................   31

VI.         CONCLUSION........................................................   31

                              TABLE OF AUTHORITIES


CASES                                                                    Pages
-----                                                                    -----
Advanced Micro Devices, Inc. v. Intel Corp.,
         512 U.S. 1205, 114 S.Ct. 2675,
         129 L.Ed.2d 810 (1994).........................................  23

Alkoff v. Gold,
         611 F. Supp. 63 (S.D.N.Y. 1985)................................  20

Allegheny County v. Frank Mashuda Co.,
         360 U.S. 185, 79 S.Ct. 1060,
         3 L.Ed.2d 1163 (1959)..........................................  19

American Int'l Underwriters, Inc. v. Continental
         Ins. Co., 843 F.2d 1253 (9th Cir. 1988)....................  22, 23

Andrea Theatres, Inc. v. Theatre Confections, Inc.,
         787 F.2d 59 (2d Cir. 1986).....................................  19

Bauman v. United States,
         557 F.2d 650 (9th Cir. 1977).......................  17, 18, 30, 31

Bethlehem Contracting Co. v. Lehrer/McGovern, Inc.,
         800 F.2d 325 (2d Cir. 1986)....................................  24

Camelot Indus. Corp. v. Vista,
         535 F. Supp. 1174 (S.D.N.Y. 1982)..............................  27

Colorado River Water Conservation Dist. v. United States,
         424 U.S. 800 (1976)...............................  1, 4, 16-25, 30

Cort v. Ash,
         422 U.S. 66, 95 S.Ct. 2080,
         45 L.Ed.2d 26 (1975)...........................................  15

Goldblum v. National Broadcasting Corp.,
         584 F.2d 904 n.2 (9th Cir. 1978)...............................  4

Gulfstream Aerospace Corp. v. Mayacamas Corp.,
         485 U.S. 271, 108 S.Ct. 1133, 99 L.Ed.2d
         296 (1988).....................................................  22

Homac, Inc. v. DSA Financial Corp.,
         661 F. Supp. 776 (E.D. Mich. 1987).............................  27

In re Cement Antitrust Litig.,
         688 F.2d 1297 (9th Cir. 1982)..............................  18, 30

Intel Corp. v. Advanced Micro Devices, Inc.,
         12 F.3d 908 (9th Cir. 1993)................................  22, 24

                                                                         Pages
                                                                         -----
Interstate Material Corp. v. Chicago,
         847 F.2d 1285 (7th Cir. 1988)..................................  21

Kayes v. Pacific Lumber Co.,
         51 F.3d 1449 (9th Cir.).....................................  4, 19

Kerr v. United States Dist. Court,
         426 U.S. 394, 96 S.Ct. 2119
         48 L.Ed.2d 725 (1976)..........................................  17

Marshall Field & Co. v. Icahn,
         537 F. Supp. 413 (S.D.N.Y. 1982)...............................  27

Medema v. Medema Builders, Inc.,
         854 F.2d 210 (7th Cir. 1988)...................................  19

Minucci v. Agrama,
         868 F.2d 1113 (9th Cir. 1989)..................................  19

Moses H. Cone Memorial Hosp. v. Mercury Costr. Corp.,
         460 U.S. 1 (1983)..........................................  22, 24

Nakash v. Marciano,
         882 F.2d 1411 (9th Cir. 1989)..............................  21, 22

Norris v. Wirtz,
         Nos. 80-C-6836, 84-C-1527, 1985 WL 1862,
         *6 (N.D. Ill. 1985)............................................  20

Pacific Realty Trust v. APC Inv., Inc.,
         685 F.2d 1083 (9th Cir. 1982)..................................  27

Polaroid Corp. v. Disney,
         862 F.2d 987 (3rd Cir. 1988)...................................  27

Rondeau v. Mosiness Paper Corp.,
         422 U.S. 49, 95 S.Ct. 2069,
         45 L.Ed.2d 12 (1975)...........................................  26

Santa Fe Indus. Inc. v. Green,
         430 U.S. 462, 97 S.Ct. 1292,
         51 L.Ed.2d 480 (1977)..........................................  15

Silberkleit v. Kantrowitz,
         713 F.2d 433 (9th Cir. 1983)...................................  19

Silvaco Data Sys., Inc. v. Technology Modeling
         Assocs., Inc. 896 F. Supp. 973 (N.D. Cal. 1995)................  21

Stahl v. Gibralter Fin. Corp.,
         967 F.2d 335 (9th Cir. 1992)...................................  26

                                                                         Pages
                                                                         -----
Taiwan v. United States Dist. Court for the N. Dist.
         of Cal., 128 F.3d 712 (9th Cir. 1997)..........................  18

Travelers Indemnity Co. v. Madonna,
         914 F.2d 1364 (9th Cir. 1990)...........................  4, 22, 24

United States v. Schlette,
         842 F.2d 1574, as amended,
         854 F.2d 359 (9th Cir. 1988)...................................  4

United States v. Sears, Roebuck & Co.,
         785 F.2d 777 (9th Cir.), cert. denied,
         479 U.S. 988, 107 S.Ct. 580,
         93 L.Ed.2d 583 (1986)..........................................  4

Wilson v. United States Dist. Ct. for the
         C. Dist. of Colo., 103 F.3d, 828
         (9th Cir. 1996), cert. denied,
         ___ U.S. 117 S.Ct. 1823, 137, L.Ed.2d 1031 (1997)..............  18

STATUTES

15 U.S.C. section 78aa..............................................  25, 27

15 U.S.C. section 78n(a)................................................   4

15 U.S.C. section 78n(d)................................................   4

15 U.S.C. section 78n(e)................................................   4

15 U.S.C. section 1331..................................................  25

28 U.S.C. section 1332..................................................   4

28 U.S.C. section 1651..................................................   3

Exchange Act section 10(b)..............................................  19

OTHER AUTHORITIES

Central District Local Rule 4.4.........................................  14

Central District Local Rule 4.4.1.......................................  14

Securities Act of 1934 section 14(a)....................................   4

Securities Act of 1934 section 14(d).................................  4, 30

Securities Act of 1934 section 14(e).................................  4, 30

                                       I.

                              PRELIMINARY STATEMENT

         ARV Assisted Living Inc. ("ARV") hereby seeks an emergency writ of mandamus. In clear violation of the rule that a district court has no discretion to stay an action arising under exclusive federal jurisdiction, the court below stayed ARV's action asserting federal securities law violations and related claims. If the emergency writ is not granted in time to permit the district court to hear and decide ARV's motion to enjoin the use of misleading materials in connection with a January 28, 1998, ARV shareholder meeting, ARV and its shareholders will be irreparably harmed and will be left without an effective remedy under the securities laws or otherwise.

         ARV is the target of a hostile takeover effort by Real Party in Interest Emeritus Corporation and its subsidiary EMAC Corporation (collectively "Emeritus"), one of its competitors in the market for providing assisted living services to the elderly. As part of its hostile takeover effort, Emeritus made a tender offer for ARV's outstanding shares and solicited proxies from ARV shareholders in an effort to replace ARV's current board of directors. Emeritus's tender offer and proxy solicitation are both materially misleading. The ARV shareholder meeting at which these matters will be considered and voted upon will take place on January 28, 1998.

         ARV brought the action below (the "Federal Action"), in part under the Securities Act of 1934, to enjoin Emeritus from pursuing the misleading tender offer and proxy solicitation until corrective disclosures were made. The day after the complaint was filed, the district court, on its own volition issued an order to show cause why the Federal Action should not be stayed (the "OSC") and then, following expedited briefing, stayed the Federal Action, purportedly under Colorado River Water Conservation Dist. v. United States, 424 U.S. 800 (1976), pending final resolution of a state court action filed by Emeritus (the "State Action"). Yet, ARV has not filed an answer or a cross-claim in the State Action and cannot litigate its federal claims there, as the state court is powerless to compel Emeritus to correct its tender offer and proxy materials.

         Without a hearing on ARV's injunction request in the district court, voting at the January 28 meeting will be accomplished on the basis of Emeritus's misleading materials, which promise that Emeritus's nominees to the board of directors will accept Emeritus's highly conditional $17.50 per share tender offer. While purportedly promising "immediate cash" to shareholders, this proxy solicitation, in violation of the federal securities laws, fails to fully disclose the unlikelihood of Emeritus's conditions ever being met. Indeed, some of the very conditions to Emeritus's tender offer will be rendered impossible to meet if Emeritus is successful in taking control of ARV -- all to the extraordinary detriment of ARV's shareholders. For instance, if Emeritus's efforts are successful, "change of control" provisions will be triggered that would effect a default of 18 of ARV's 42 leases with the operators of its assisted living facilities and many of ARV's contracts with its key employees. The default would itself cause a "material adverse change" to ARV's financial condition, a justification for Emeritus to walk away from the deal. The new board, comprised of Emeritus's handpicked directors, can then vote to combine the companies, not for the illusory price of $17.50 per share, but for some lesser consideration, probably consisting largely of stock in a combined Emeritus/ARV entity.

         This is not some hypothetical scenario that ARV envisions. Handwritten notes of an Emeritus board meeting reveal that Emeritus's takeover effort adopts a "three prong approach" to "get [it] to the bargaining table in good form." Appendix of Exhibits ("App."), Vol. III, at 663 (emphasis added). One of the "prongs" is the proxy contest. App., Vol. III, at 664. Another "prong" is the tender offer, which Emeritus "put in place to make proxy solicitation real."(1) Id.

         Moreover, even if Emeritus, having successfully replaced ARV's board, does continue to pursue its tender offer, some of Emeritus's conditions to the tender offer are highly unlikely to be satisfied for months or, even, years after the January 28 election. One obvious example is the condition requiring rescission of the redemption by ARV of

-----------------
(1) The first of the three "prongs" has been redacted from the notes. See App., Vol. III, at 663-64. ARV can only speculate about what it might be.

a $60 million convertible note (the "Notes") held by Prometheus Assisted Living, LLC and Lazard Freres Real Estate Investors LLC (collectively, "Prometheus"). Prometheus acquired 4.3 million shares of ARV as a result of that redemption. Rescission of this redemption is part of the relief Emeritus is seeking in the State Action. However, even if Emeritus succeeds in obtaining its requested relief, an appeal through the state courts would prevent Emeritus's condition from being met until the appeals process is exhausted. Thus, even if Emeritus's intentions in attempting to replace ARV's current board are honorable, the conditions Emeritus has imposed would force ARV to operate for years under a board of directors whose primary loyalty is to Emeritus. ARV shareholders, during that period, would see no cash for their shares and would be faced with an investment in a company run by one of its main competitors.

         It is for these reasons that this emergency request for writ of mandamus is filed. ARV requests that this Court rule on the merits of this mandamus petition by no later than January 21, 1998.(2)

                                       II.

                            STATEMENT OF JURISDICTION

         The Order at issue in this mandamus proceeding is an interlocutory decree staying ARV's federal claims pending resolution of a state court action, subject to the district court's reservation of jurisdiction to lift the stay once the state case becomes final. Mandamus is appropriate under the All Writs Act, 28 U.S.C. section 1651.

-------------
(2) With this proposed time frame, ARV seeks to ensure that Emeritus is able to file an Opposition to the Motion for Preliminary Injunction, that ARV is able to prepare and file a Reply and that the District Court is able to weigh the issues and render a decision before the shareholders meeting occurs on January 28.

                                      III.

                    STATEMENT OF ISSUE AND STANDARD OF REVIEW

         The determinative issue presented by this petition is:

         1. "Did the United States District Court for the Central District of California commit clear error when it stayed an action alleging securities law violations under Sections 14(a), 14(d) and 14(e) of the Securities Act of 1934, as amended, 15 U.S.C. section 78n(a), section 78n(d), section 78n(e), and state law claims for unfair competition and breach of fiduciary duty, subject to diversity jurisdiction under 28 U.S.C. 1332, in favor of state court proceedings between some of the same parties?"

The district court stayed the Federal Action, purportedly "[b]ased on the principles enunciated in Colorado River Water Conservation District v. United States, 424 U.S. 800 (1976)." See App., Vol. I, at 1-2. The standard of review in Colorado River abstention cases is abuse of discretion, though this standard "should not be confused with the broader abuse of discretion test used in other matters, such as rulings on certain evidentiary issues." Travelers Indem. Co. v. Madonna, 914 F.2d 1364, 1367 (9th Cir. 1990). "A district court may abuse its discretion if it does not apply the correct law or if it rests its decision on a clearly erroneous finding of material fact." Kayes v. Pacific Lumber Co., 51 F.3d 1449, 1464 (9th Cir.) (quotations and citations omitted), cert. denied, 516 U.S. 914, 116 S.Ct. 301, 133 L.Ed.2d 206 (1995). The Ninth Circuit has
repeatedly held that "mandamus lies to correct an abuse of discretion." United States v. Schlette, 842 F.2d 1574, 1577, as amended, 854 F.2d 359 (9th Cir.
1988); Goldblum v. National Broadcasting Corp., 584 F.2d 904, 906 n.2 (9th Cir.
1978).(3)

-------------
(3) That the district court issued the stay only hours after ARV filed its opposition to the stay, particularly in light of Emeritus's utter failure to offer any credible authority for issuance of a stay (see IV.F. and IV.G., below), may give this Court pause as to whether "the appearance of justice
    . . . would best be served by remand to another judge." United States v. Sears, Roebuck & Co., 785 F.2d 777, 781 (9th Cir.), cert. denied, 479 U.S. 988, 107 S.Ct. 580, 93 L.Ed.2d 583 (1986) (remanding to different judge when "district judge's statements and conduct evidence an appearance of his unwillingness to preside" over the case). The district court today issued an order finding ARV's counsel in violation of Central District Local Rule 2.10 for giving the district court, the respondent in the proceeding notice of this Petition (as required by Circuit Rule 27-3). App., Vol. III, at 677. ARV requests that this Court consider remanding this action to another district court judge.

                                       IV.

                              STATEMENT OF THE CASE

A.       ARV AND EMERITUS COMPETE FOR ASSISTED LIVING FACILITIES

         ARV is a major provider of long-term, service enhanced housing for the elderly known as "assisted living." App., Vol. II, at 297: paragraph 2. Critical to ARV's viability is its ability to obtain suitable and reasonably priced facilities to provide this housing. Id.: paragraph 3. ARV currently operates 48 facilities, 32 of which are leased -- many at below market rates -- pursuant to long-term operating leases. Id. Emeritus is a direct competitor of ARV, operating assisted living facilities nationwide, including in California. App., Vol. II, at 374, 404, 409. Emeritus currently operates a total of approximately 96 residential communities, leasing approximately 75% of these facilities. App., Vol. II, at 350.

         Since its organization in 1993, Emeritus has conducted an aggressive acquisition campaign, seeking to lease, purchase or develop additional residential living communities. App., Vol. II, 375, 398. In the first quarter of 1997, Emeritus stated its intention to continue its expansion program, and stated that its growth strategy will continue to focus on "the acquisition of existing senior housing facilities that are currently operated as assisted-living communities or can be efficiently repositioned by [Emeritus] as assisted-living communities." App., Vol. II, at 378, 381, 394, 398.

         The long-term care service industry is highly competitive and appropriate facilities for assisted-living communities are in short supply. App., Vol. II, at 402; App., Vol. II, at 297: paragraph 4. Emeritus itself has predicted that competition in the assisted-living industry will intensify. App., Vol. II, at 482. In early 1997, Emeritus stated that "in implementing its growth strategy, [it] expects to face competition in its efforts to develop and acquire assisted-living communities." Id.

B.       EMERITUS'S MERGER PROPOSAL

         In early 1997, ARV decided to explore the possibility of a strategic investment in the company in order to assist the company in continuing its acquisition and development plans and repaying debt. Prior to June of 1997, ARV's investment bankers and advisors met with representatives of Prometheus Assisted Living LLC, an affiliate of Lazard Freres Real Estate Investors LLC (collectively, "Prometheus") to explore the possibility of Prometheus investing in ARV. Detailed discussions ensued. On June 27, 1997, ARV entered into an exclusivity agreement with Prometheus pursuant to which ARV agreed not to pursue a transaction with any other investor prior to August 8, 1997 while it negotiated definitive agreements with Prometheus. By July 13, 1997, ARV and Prometheus had reached agreement on the form of the definitive agreements pertaining to the proposed transaction.

         Recognizing the progress between ARV and Prometheus, Emeritus attempted to prevent ARV from going forward with the Prometheus transaction. On July 10, 1997, Emeritus made a proposal for Emeritus to acquire ARV. App., Vol. III, at 587-88. As its first of two alternatives, Emeritus proposed that it acquire ARV through a stock for stock trade, specifically, a tax free merger or similar business combination transaction in which ARV shareholders would receive Emeritus Common Stock equal in value to a minimum of $14.00 for each share of ARV Common Stock.

App., Vol. III, at 587. As a second alternative, Emeritus proposed that ARV shareholders be offered a combination of Emeritus Common Stock and "up to 50% in cash." Id. Emeritus expressly acknowledged that its proposal was substantially undeveloped, pointing out that "a number of structuring, tax and regulatory considerations would have to be addressed before arriving at an agreement in principle . . ." Id.

         After careful review and consideration of the brief terms outlined in the joint letter of July 10, 1997, the ARV Board determined that those terms were significantly less attractive and definitive than the terms of the proposed Prometheus transaction. Accordingly, the ARV Board voted unanimously to approve the Prometheus transaction.

         When ARV's board rejected Emeritus's vague proposal in favor of the Prometheus transactions, Emeritus twice wrote to ARV with the stated desire of pursuing negotiations for a vague and undefined proposal for an all-cash offer to acquire ARV, first for $14, then for $16.50, per share. App., Vol. III, at 592-598. Within days of the second such proposal, however, Emeritus's investment bankers faxed to ARV's investment bankers an informal, but far more detailed, proposal for a stock for stock transaction. App., Vol. III, at 646: paragraph 3,
648. Moreover, even after it announced the purported $17.50 cash offer, Emeritus continued to tell people associated with ARV that a stock for stock transaction is Emeritus's best option. App., Vol. III, at 633: paragraph 4.

C.       EMERITUS HOSTILE PROXY CONTEST AND TENDER OFFER TO ACQUIRE ARV

         On January 28, 1998, ARV will hold an election for all nine seats on its board of directors. App., Vol. III, at 632: paragraph 2. Because ARV rejected Emeritus's proposed acquisition, Emeritus has now launched a proxy contest seeking to fill all nine of ARV's board seats with its hand-picked nominees. App., Vol. III, at 574 et seq. ARV's by-laws do not provide for cumulative voting; thus, if Emeritus is successful in obtaining the proxies for a plurality of ARV's outstanding shares, it will be able to remove the entire ARV board and replace it with its customized slate. App., Vol. III, at 632: paragraph 2. If successful in obtaining these proxies, Emeritus will be a controlling shareholder possessing fiduciary obligations to the corporation and its minority shareholders.

         In another effort to force an acquisition, Emeritus has presented ARV shareholders with a tender offer, purportedly offering to purchase ARV for $17.50 per share in cash. App., Vol. III, at 502 et seq. Yet, while Emeritus's tender offer and proxy solicitation materials list the conditions to the tender offer, they fail to disclose material facts critical to an adequate understanding and evaluation of these conditions. In fact, these documents say virtually nothing about the likelihood that these conditions will be met.

         For example, while the tender offer and proxy solicitation materials disclose the condition requiring that Emeritus obtain appropriate consents from all ARV landlords entitled to declare a default following a "change of control" of ARV, the full meaning of this condition will be lost on ARV's shareholders because the tender offer and proxy solicitation materials fail to disclose that ARV will default on at least 18 of its leases upon election of Emeritus's board nominees and additional leases will be in default upon the contemplated change in stock ownership. Compare App., Vol. II, at 301-324 with App., Vol. III, at 546-49. In addition, while disclosing the condition requiring rescission of the Prometheus transaction, the tender offer and proxy solicitation materials fail to reveal the two year time frame for satisfaction of this condition. App., Vol. III, at 508, 583-84. To the contrary, Emeritus's tender offer states that it will expire on January 21, 1998. App., Vol. III, at 529. Emeritus's proxy solicitation materials repeatedly attempt to convince shareholders that election of the Emeritus nominees will result in "immediate cash" for all ARV shareholders. For example, these materials assert that "only the [tender offer] provides an immediate cash payment to all ARV shareholders." App., Vol. III, at
583. (emphasis added). Emeritus's proxy solicitation materials also claim that, while benefits from other transactions are "delayed and uncertain," the tender offer "provides you an immediate return on your investment." App., Vol. III, at
584. (emphasis added). Finally, these solicitation materials dramatically warn, "THIS IS THE LAST OPPORTUNITY TO REQUIRE THE ARV BOARD TO ACCEPT OUR $17.50 PER SHARE ALL-CASH OFFER." App., Vol. III, at 577; see also App., Vol. III, at 574.

         Emeritus's tender offer and proxy solicitation materials also fail to reveal that Emeritus's alleged funding source for a $110 million bank loan has conditioned this financing on the absence of any adverse material change in either ARV or Emeritus. App., Vol. III, at 508, 524. Indeed, while the tender offer claims that Emeritus has "fully negotiated" the terms and conditions of financing commitment letters, neither the tender offer nor the proxy solicitation materials disclose the identity of the potential funding sources or any of the terms and conditions allegedly negotiated. Id. The tender offer and proxy solicitation materials also fail to disclose that the author of Emeritus's "highly confident" letter cannot make a reliable assertion about the availability of financing because it has never arranged for a tender offer financing. Id.

         Critical among these non-disclosures is the possible default on the leases for at least 18 of the facilities ARV operates. These defaults will be triggered by the election of Emeritus's nominees, a "change of control" of ARV's board. App., Vol. II, at 297: paragraph 6. ARV's facilities are the foundation of its entire business operation; termination of these leases would subject ARV to potentially ruinous losses in revenue. App., Vol. II, at 298: paragraph 8. Given the scarcity of adequate facilities, and ever increasing competition, ARV might well be unable to replace these facilities. Even if ARV's landlords allow the leases to continue, the price of their consent could be devastating for ARV. ARV estimates that an increase to market rent would mean a $4 million increase in ARV's estimated annual lease costs, an event which could have paralyzing effects on ARV's ability to operate at its current level. Id.

         In addition, by merely electing its nominees to ARV's board, Emeritus will automatically provide over 18 ARV employees with the right to terminate their employment contracts early and demand from ARV severance payments totaling approximately $6.8 million. App., Vol. II, at 298: paragraph 10. Given the increasingly high demand in the assisted living industry for knowledgeable and experienced personnel, many of these employees may be unable to resist the huge windfall of one to three years salary that they would be entitled to receive. Such an exodus of key employees could leave ARV in rubble, forced to replace a talented and experienced staff on little notice in an increasingly competitive market. App., Vol. II, at 299: paragraph 11.

         In sum, Emeritus has not put ARV shareholders on notice of the potential catastrophes inherent in election of the Emeritus nominees, or of the facts revealing the near certainty that many of the conditions to the promised cash purchase will prove the escape hatch Emeritus has planned all along.(4)

-------------
(4) The latter possibility is consistent with handwritten notes of a board of directors meeting that Emeritus produced in the state action court litigation between Emeritus and ARV. These notes identify that Emeritus intends to use "a three prong approach which gets [Emeritus] to the bargaining table in good form." App., Vol. III, at 663. Two of these prongs are identified in the notes as the "proxy contest" and the "tender offer," which the notes suggest should be "put in place to make proxy solicitation real." App., Vol. III, at 664. Obviously, it is hard to reconcile Emeritus's repeated claims that it is seriously committed to completing its $17.50 all cash tender offer with these notes suggesting that the tender offer is a ploy to get Emeritus to the bargaining table "in good form."

D.       THE FEDERAL ACTION

         Emeritus's proxy solicitation and tender offer led ARV to commence this action (the "Federal Action"). The Federal Action was filed one day after the ARV board of directors rejected the Emeritus offer as inferior to ARV's current business plan at a meeting at which ARV's financial advisers, Salomon Smith Barney, advised the board that the offer was inadequate from a financial point of view. As ARV's Complaint for Injunctive and Declaratory Relief for Violation of the Federal Securities Laws, Unfair Competition and Breach of Fiduciary Duty (the "Federal Complaint") sets forth, Emeritus's tender offer and proxy solicitation are materially misleading in violation of the Exchange Act and SEC rules promulgated thereunder. App., Vol. I, at 66-71: paragraphs 55-78.

         Specifically, Emeritus's tender offer and proxy solicitation fail to disclose that: (1) Emeritus's highly conditional cash offer is a ploy to enable Emeritus to gain control of the ARV board so that it can acquire ARV through a stock for stock deal; (2) a substantial number of ARV leases contain provisions which would cause ARV to incur substantial additional lease costs upon a change of control; (3) the tender offer is conditioned on (among other things) an event that most likely will not occur (if at all) for at least two years; (4) the "highly confident" letter Emeritus touts as evidence of its ability to obtain financing for the tender offer is largely meaningless since the author of this letter is not itself in the business of providing or arranging financing for hostile takeovers; (5) Emeritus has refused to pay the commitment fee necessary to obtain financing since it knows it must wait at least two years to have any chance of obtaining the relief necessary to satisfy one of the conditions to its offer; (6) Emeritus's proposed $110 million commercial bank loan which constitutes a portion of its financing contains a "material adverse change" condition which will permit the bank to decline the loan when it learns that the merger will trigger events of default in 18 of ARV's 32 leases; and, (7) Emeritus's offer is conditioned in such a way that it is not an offer to pay $17.50 for all of the outstanding shares of ARV but rather is the economic equivalent of paying about $16.65 for each outstanding share of ARV. App., Vol. I, at 51-53: paragraphs 10-11.

         The Federal Action also alleges claims under California law for unfair competition and breach of fiduciary duty: that Emeritus has used its proxy solicitation and its highly conditional tender offer to obtain a significant benefit at the expense of ARV shareholders. App., Vol. I, at 71-73: paragraphs 82-87. ARV alleges that Emeritus, by engaging in its reckless proxy contest and making an illusory tender offer, seeks to force ARV to agree to combine its business with that of Emeritus or risk financial ruin.

         Specifically, if Emeritus is successful in its proxy contest, and manages to replace the current board of directors with one of its own choosing, the resulting change of control would trigger the default of at least 18 of ARV's 48 existing facilities and would trigger clauses that would permit many of ARV's key employees to terminate their employment contracts and receive lump sum payments upon their departure. App., Vol. I, at 53-54: paragraph 15. These defaults would cause a "material adverse change" to ARV which, in turn, would be grounds for Emeritus to abandon its tender offer. Consequently, Emeritus would be in a "heads I win, tails, you lose" situation: either it could force ARV to accept a business combination on more advantageous terms to Emeritus or it could attempt to acquire ARV facilities and employees for itself. Id. Other conditions to Emeritus's tender offer also would permit Emeritus to abandon its purported $17.50 per share, all-cash tender offer, leaving ARV with a board loyal to Emeritus and little option but to renegotiate the transaction on terms more beneficial to Emeritus. Indeed, if Emeritus succeeds in replacing the ARV board, it will have reached the "bargaining table in good form" (App.,

Vol. III, at 663), being in the enviable position of renegotiating the terms of the transaction with its own hand-picked directors.

         The Federal Complaint asks the district court for declaratory and injunctive relief. Specifically, ARV requests that the district court enjoin Emeritus from: soliciting proxies from ARV shareholders; proceeding with the tender offer; purchasing, acquiring or disposing of any shares of ARV common stock; voting any shares of ARV common stock; and taking any steps to replace the current board of directors. App., Vol. I, at 57-58: paragraphs 26-29. ARV also requests that these prohibitions remain in effect until Emeritus corrects its false and misleading statements, makes all disclosures required by law, removes all conditions of its tender offer, and obtains written waivers from its financing sources of all conditions which could allow them to refuse to provide funds for the tender offer.

         In short, the Federal Action seeks to ensure the fairness of any tender offer -- that Emeritus make full disclosures in its tender offer and proxy solicitation -- and to prevent Emeritus from using its proxy contest and tender offer to cripple ARV financially by triggering the "change of control" provisions, and then those using those provisions as reason to walk away from its own tender offer. Likewise, ARV seeks to ensure that its shareholders are fully informed so that they can avoid the irreparable harm that might result if ARV is run by directors loyal to Emeritus while ARV's shareholders wait for the numerous conditions to the tender offer to be satisfied.

E. THE STATE ACTION

         Before ARV filed the Federal Action and before Emeritus issued its tender offer, Emeritus commenced an action in the Superior Court of the State of California (the "State Action"). The State Action has absolutely no substantive overlap with the Federal Action. None of Emeritus's claims for relief in the State Action implicate the proxy solicitation or the tender offer.

         Emeritus's Complaint in the State Action (the "State Complaint") alleges five claims for relief -- against ARV and its individual directors for breaching their fiduciary duty and against Prometheus, for aiding and abetting that breach.(5) These claims arise out of actions taken by ARV following Emeritus's proposed merger, particularly ARV's implementation of a Shareholder's Rights Plan, ARV's completion of certain agreements with Prometheus which invested nearly $85 million in ARV in exchange for the Notes, and ARV's redemption of the Notes into ARV shares. Specifically, Emeritus alleges that ARV and its board, with Prometheus's aid, breached their fiduciary duties to ARV shareholders by: using transactions with Prometheus as "an improper defensive measure" to prevent Emeritus's takeover (App., Vol. II, at 282-84 (First Claims for Relief)); failing to maximize shareholder value when ARV entered into the transactions with Prometheus (App., Vol. II, at 284-86 (Second Claim for Relief)); failing to exercise due care in rejecting Emeritus's proposal and entering the Prometheus transactions (App., Vol. II, at 286-88 (Third Claim for Relief)); implementing a Shareholders Rights Plan (App., Vol. II, at 288-89 (Fourth Claim for Relief)); and by redeeming the Notes for shares of ARV stock (App., Vol. II, at 289-90 (Fifth Claim for Relief)).

         Emeritus alleges that, with the exception of the redemption of the Notes, these alleged breaches of fiduciary duty occurred in response to Emeritus's initial proposal to enter into a business transaction with ARV. Indeed, only the redemption of the Notes occurred after Emeritus announced its proxy contest for control of ARV's board of directors (App., Vol. II, at 279: paragraph 90), and all of these alleged breaches occurred before Emeritus's tender offer of $17.50 per share for ARV's outstanding stock (App., Vol. II, at 280: Paragraphs 95-96).(6) Thus, the factual underpinnings of the State Action almost entirely predate Emeritus's use of the materially misleading tender offer and proxy solicitation.

------------
(5) Prometheus was only recently added as a defendant to the State Action when Emeritus amended its State Complaint on January 7, 1998. The initial Complaint in the State Action was filed on December 9, 1997.

(6) Emeritus's tender offer did not take place until December 19, 1997, ten days after Emeritus filed the State Action.

         Like ARV's Federal Complaint, Emeritus's State Complaint seeks declaratory judgment and injunctive relief. App., Vol. II, at 281: paragraphs 97-98. The similarities go no further. Emeritus requests an order declaring that ARV and its board breached their fiduciary duties to ARV's shareholders. Emeritus's request for injunctive relief seeks to prevent implementation of the Shareholder's Rights Plan, to rescind the transactions between ARV, Prometheus and Lazard and to prevent Prometheus from voting its ARV shares in an election of ARV directors. App., Vol. II, at 283-84: paragraphs 107, 285-86: paragraphs 114, 288: paragraphs 124, 289: paragraphs 132. 291 paragraph 139.

         In short, Emeritus is seeking in the State Action to overturn the actions ARV took after Emeritus's initial merger proposal and to dictate the composition of the electorate at the next shareholders meeting. Emeritus's claims do not relate to the proxy solicitation and tender offer that is the subject of ARV's Federal Complaint.

F.       THE DISTRICT COURT'S ORDER TO SHOW CAUSE

         On January 6, 1998, ARV filed the Federal Action in the United States District Court for the Central District of California. With the Federal Complaint, ARV filed a Notice of Pendency of Other Actions or Proceedings Pursuant to Central District Local Rule 4.4.(7)

         On January 7, 1998, one day after ARV filed the Federal Action, the district court issued a minute order requesting that Emeritus show cause why the "federal action should not be stayed pending final resolution of the pending action in Orange County Superior Court." App., Vol. I, at 6. The district court ordered Emeritus to file a response (the "Response") by no later than January 9, 1998, and ordered ARV to reply to Emeritus's Response by no later than January 13, 1998. Id.

-------------
(7) Central District Local Rule 4.4.1 requires plaintiff's counsel to file this Notice whenever a civil action filed in the district "involves . . . a material part of the subject matter of an action then pending before another court . . ." Though the State Action and Federal Action raise distinct legal questions and focus on different events -- ARV's defensive measures in the state court and Emeritus's proxy and tender materials in the federal court -- ARV's counsel concluded that because both actions concern Emeritus's attempted takeover of ARV, the District Court should be advised of the State Action.

         Emeritus's Response raised three arguments. First, in a single paragraph, Emeritus argued that "[b]ecause the essence of [the federal] dispute is governed by state law, it should be decided in state court." App., Vol. I, at 41.(8) In the same paragraph, however, Emeritus conceded that the "state court may not have jurisdiction over ARV's federal securities law claims" Id. Second, notwithstanding the fact that such considerations should be irrelevant to the district court's exercise of jurisdiction, Emeritus attacked the merits of ARV's claims, including ARV's factual contentions, claiming, among other things, that Emeritus had made no material omissions in its SEC filings and that ARV's state law claims lacked merit.(9) Third, in another brief paragraph, Emeritus argued that "questions of judicial economy militate in favor of staying the action," emphasizing that the "Court is in the best position to judge the state of its calendar" and that a preliminary injunction hearing in the State Action "will effectively resolve the State Court Action one way or the

-------------
(8) Neither of the two cases cited in Emeritus's brief for this proposition even mentions abstention. See Santa Fe Indus. Inc. v. Green, 430 U.S. 462, 97 S.Ct. 1292, 51 L.Ed.2d 480 (1977); Cort v. Ash, 422 U.S. 66, 95 S.Ct.
    2080, 45 L.Ed.2d 26 (1975). Indeed, neither of the two cases even stands for the proposition for which they were cited; though they state that issues of corporate governance are questions of state law, they nowhere indicate that those issues should only be addressed by state courts. At best, Emeritus's reliance on these cases was without basis; at worst, it was intentionally misleading.

(9) In its argument, Emeritus clearly misstated ARV's contentions. The crux of ARV's claim is that Emeritus has withheld information that would permit ARV shareholders to assess the likelihood (if any) of the conditions Emeritus has disclosed being met. Thus, the Response misstates ARV's claim that the tender offer is misleading about the potential defaults resulting from the "change of control." The Response argues that Emeritus ARV's claim lacks merit because Emeritus disclosed that its tender offer is conditional on ARV landlords entitled to declare a default consenting to a change of control "on terms satisfactory to" Emeritus. This, however, is not ARV's position:
    Emeritus has revealed its condition, but has not disclosed the number of leases subject to default nor the significant financial impact numerous defaults will have on ARV's financial condition. That is what makes Emeritus's disclosures misleading.

other." App., Vol. I, at 44.(10) Incredibly, Emeritus's Response never mentioned the legal issues and factual disputes that are at issue in the State Action (the alleged breach of fiduciary duty by ARV and its directors) and did not cite a single case from the main line of cases governing discretionary stays, Colorado River and its progeny.

         ARV's Opposition to Emeritus's Response (the "Opposition") (App., Vol. I, at 9 et seq.) provided an extensive factual background identifying the factual and legal claims in the State Action, as opposed to those present in the Federal Action. ARV also argued that the district court possessed no discretion to stay ARV's federal securities law claims, and to the extent the state law claims were subject to analysis under Colorado River and its progeny, issuance of a stay would constitute a manifest abuse of the district court's discretion. ARV also identified nine well-known examples of hostile takeover disputes -- including, for instance, the Mesa/Unocal, Paramount/Time and Wells Fargo/First Interstate contests -- that led to concurrent litigation in state and federal courts. See App., Vol. I, at 14-17. ARV's Opposition was filed by facsimile at approximately noon on January 12, 1998, one day earlier than required by the district court's OSC.(11)

G. THE DISTRICT COURT'S STAY ORDER

         Within hours of ARV's filing of its Opposition, on January 12, 1998, the district court issued a minute order staying "all proceedings in the [federal] action pending final resolution of the state case." See App., Vol. I, at 1-2. The district court expressly reserved jurisdiction to proceed with the Federal Action on petition to lift the stay "after

-------------
(10) Emeritus's Response assumes that the preliminary injunction hearing will resolve the State Action, though it fails to mention the possibility of an appeal or of further proceedings in the state court.

(11) Concurrent with the order directing the parties to brief the issue of a stay, the District Court also set forth a briefing schedule on ARV's Ex Parte Application for Leave to Conduct Expedited Discovery and Order Shortening Time for Hearing on Motion for Preliminary Injunction and on ARV's Motion for Preliminary Injunction. At the time the District Court issued the stay, ARV had filed its Motion for Preliminary Injunction and supporting documentation, and the Ex Parte Application had been fully briefed by both parties.

a decision in the state case becomes final." Id. Moreover, against the clear weight of authority cited in ARV's Opposition, the district court stated:

         Based on the principles enunciated in Colorado River Water Conservation District v. United States, 424 U.S. 800 (1976), as well as the arguments raised by Emeritus in its Response to the Court's Order to Show Cause, the Court defers to the current state proceeding between these two parties, and stays this action pending the final outcome of the state case.

App., Vol. I, at 2. On January 12, the district court also issued a formal order removing the Federal Action from the district court's active docket. See App., Vol. I, at 4.(12)

                                       V.

           ARV IS ENTITLED TO MANDAMUS RELIEF COMPELLING THE DISTRICT
             COURT TO EXERCISE JURISDICTION OVER THE FEDERAL ACTION

         Though the "remedy of mandamus is a drastic one, to be invoked only in extraordinary situations," the United States Supreme Court has recognized that mandamus is appropriate "`to compel [an inferior court] to exercise its authority when it is its duty to do so.'" Kerr v. United States Dist. Court, 426 U.S. 394, 402, 96 S.Ct. 2119, 2124 48 L.Ed.2d 725 (1976). The subsequent Ninth
Circuit opinion in Bauman v. United States, 557 F.2d 650 (9th Cir. 1977), set forth five guidelines for determining when mandamus is appropriate.

         (1) The party seeking the writ has no other adequate means, such as a direct appeal, to attain the relief he or she desires;

         (2) The petitioner will be damaged or prejudiced in a way not correctable on appeal;

         (3) The district court's order is clearly erroneous as a matter of law;

         (4) The district court's order is an oft-repeated error, or manifests a persistent disregard of the federal rules;

         (5) The district court's order raises new and important problems, or issues of law of first impression.

-------------
(12) Because these orders were sent to the parties by mail, ARV did not learn that the case was stayed until the late afternoon of January 13, 1997.

Id. at 654-55. It is not necessary that all five factors be satisfied in order for mandamus to issue. Wilson v. United States Dist. Ct. for the C. Dist. of Cal., 103 F.3d, 828, 829-30 (9th Cir. 1996), cert. denied, ___ U.S. 117 ____,
S.Ct. 1823, 137, L.Ed.2d 1031 (1997). "[T]he guidelines are cumulative and . . . are unlikely to be met in any one case." In re Cement Antitrust Litig., 688 F.2d 1297, 1301 (9th Cir. 1982). Nor are they "meant to supplant reasoned and independent analysis by appellate courts." Id. Based on the circumstances of this case, at least three, and possibly four, of the five factors are met. Accordingly, under Bauman this Court should issue a writ of mandamus ordering the district court to exercise jurisdiction over ARV's claims.

A. MANDAMUS IS REQUIRED BECAUSE THE DISTRICT COURT COMMITTED CLEAR ERROR IN STAYING ARV'S FEDERAL SECURITIES LAW CLAIMS AND IN APPLYING COLORADO RIVER

         Courts applying Bauman have recognized one of its factors as paramount:
"it is clear that the third factor, the existence of clear error as a matter of law, is dispositive." Taiwan v. United States Dist. Court for the N. Dist. of Cal., 128 F.3d 712 (9th Cir. 1997). Analyzing that fraction first, it is evident that the district court committed clear error in abstaining from exercising its rightful jurisdiction over both (1) ARV's federal securities law claims and (2) ARV's state law claims which are relevant to the tender offer and proxy materials at issue in the securities law claims (and irrelevant to the state court's determination of whether ARV breached its fiduciary duties). It is extremely well established that a district court lacks discretion to stay proceedings as to claims within exclusive federal jurisdiction such as claims under the federal securities laws. (See Section V.A.1., below). Further, the Court's decision to stay the state court claims not only was infected by its erroneous ruling on the securities violations, but lacks any basis under Colorado River and its progeny. (See Section V.A.2., below.)

         A stay order is reviewed for abuse of discretion but should be reversed if this Court reaches "a definite and firm conviction that the court below committed a clear error of judgment in the conclusion it reached upon weighing of the relevant factors." Kayes, 51 F.3d at 1464. "The doctrine of abstention, under which a District Court may decline to exercise or postpone the exercise of its jurisdiction, is an extraordinary and narrow exception to the duty of a District Court to adjudicate a controversy properly before it. Abdication of the obligation to decide cases can be justified under this doctrine only in the exceptional circumstances where the order to the parties to repair to the State court would clearly serve an important countervailing interest." Colorado River, 424 U.S. at 813, quoting County of Allegheny v. Frank Mashuda Co., 360 U.S. 185, 188-89, 79 S.Ct. 1060, 3 L.Ed.2d 1163 (1959) (emphasis added). These principles are especially important where, as here, a stay order will preclude any effective relief whatsoever.

         1. The District Court Committed Clear Error Because It Lacked Discretion To Stay A Claim Arising Under Laws Subject To The Exclusive Jurisdiction Of the Federal Courts

         Even Emeritus's Response conceded that "the state court may not have jurisdiction over ARV's federal securities law claims." App., Vol. I, at 41. This fact alone prohibited the district court from staying the Federal Action. Well-settled decisions of this, and other courts, recognize that "the district court has no discretion to stay proceedings as to claims within exclusive federal jurisdiction." Silberkleit v. Kantrowitz, 713 F.2d 433, 435-36 (9th Cir.
1983); accord Minucci v. Agrama, 868 F.2d 1113, 1115 (9th Cir. 1989); Medema v. Medema Builders, Inc., 854 F.2d 210, 213 (7th Cir. 1988); Andrea Theatres, Inc.
v. Theatre Confections, Inc., 787 F.2d 59, 62-63 (2d Cir. 1986). In both Silberkleit and Medema, the plaintiffs had alleged violations of federal securities laws which precluded issuance of a stay of proceedings in favor of state proceedings. Silberkleit, 713 F.2d at 436 (finding district court abused its discretion in staying claim under section 10(b) of the Exchange Act); Medema, 854 F.2d at 213 (same). Thus, as a matter of law, the district court was not entitled to stay ARV's federal securities law claims. The district court's clear legal error, unless timely remedied, will cause extraordinary harm to ARV and its shareholders. See Section V.C., below.

         2. The District Court Committed Clear Error in Staying ARV's Related State Court Claims

         The district court's erroneous stay of the federal claims clearly affected (and may well have determined) the decision to stay the state claims, given how inextricably the state and federal claims are linked to one another. It was error for the Court to stay the state court claims, not only because of their close connection to the securities claims, but because nothing under Colorado River and its progeny can support such a stay here.

         The fact that the securities law claims cannot be stayed affects the entire calculus. Where federal courts are required to exercise jurisdiction over an exclusively federal claim, they typically retain jurisdiction over supplemental state law issues. See, e.g., Alkoff v. Gold, 611 F. Supp. 63, 65-66 (S.D.N.Y. 1985) (in securities fraud claim, district court refused to stay pendent claims for fraud, duress, mistake and New York Business Corporation Law violations); Norris v. Wirtz, Nos. 80-C-6836, 84-C-1527, 1985 WL 1862, *6 (N.D.
Ill. June 26, 1985) (refusing to stay state law claims in securities fraud litigation). Here, ARV's securities laws claims are inextricably linked to its unfair competition and breach of fiduciary duty claims, but ARV could not raise these claims together in a state court powerless to entertain ARV's federal claims or to compel the corrective disclosures ARV seeks. Each of these claims pertains to the tender offer and proxy solicitation and the fairness of Emeritus's takeover attempt, issues not presented in the State Action. The securities law claims require that the district court analyze the effect of the tender offer and proxy solicitation on ARV's financial condition to determine if these disclosures must be made. This same analysis is required to decide the unfair competition and breach of fiduciary duty claims. These state law claims also arise under the original diversity jurisdiction of the district court under 28 U.S.C. ss. 1332 and may not be lightly stayed. See Norris v. Wirtz, 1985 WL 1862, *6 (refusing to dismiss state law claims raised in securities fraud action because court had diversity jurisdiction "and may not decline to exercise that jurisdiction absent important countervailing interests"). Simply put, the district court, ignoring all relevant authority, stayed the unfair competition and breach of fiduciary duty claims in spite of the clear dictates of law.

                  a. A Stay Was Improper Because The State And Federal Actions Are Not Parallel Or Substantially Similar

         As a threshold question, the district court, in choosing to abstain from exercising its rightful jurisdiction under the Colorado River doctrine, must have first determined whether the state and federal actions are parallel, or at least substantially similar, so as to implicate the doctrine in the first place. Nakash v. Marciano, 882 F.2d 1411, 1416 (9th Cir. 1989); Interstate Material Corp. v. Chicago, 847 F.2d 1285, 1287-88 (7th Cir. 1988). "If the answer is yes, the court must then evaluate the [Colorado River balancing] factors to determine whether a stay of the federal action is appropriate. If the answer is no, then the Colorado River doctrine does not apply and no stay may be imposed." Silvaco Data Sys., Inc. v. Technology Modeling Assocs., Inc. 896 F. Supp. 973, 975 (N.D. Cal. 1995) (emphasis added).

         There is no basis in the record for the district court to have found the State and Federal Actions to be parallel or substantially similar. The only links between Emeritus's breach of fiduciary duty claims and ARV's securities law, breach of fiduciary duty, and unfair competition claims is that both actions implicate ARV and Emeritus and that both relate to Emeritus's attempt to acquire ARV. Otherwise, there is no meaningful commonality between the two actions.(13)

         In particular, the Federal Action is not a "spin-off" of the State Action. ARV's securities law, breach of fiduciary duty and unfair competition claims relate to the tender offer and proxy solicitation and the tactics that Emeritus is using to take control of ARV's board. None of these issues is present in the State Action. In the state court, the only legal and factual issues relate to the fiduciary duties that ARV's board owes its shareholders and the actions ARV took in response to Emeritus's business proposal. Most

--------
(13) In fact, only Emeritus and ARV overlap as parties. EMAC is not a party to the State Action whereas Prometheus and ARV's individual directors are not parties to the Federal Action.

importantly, the tender offer cannot possibly be at the heart of the State Action because Emeritus did not make its tender offer until ten days after it filed the State Action.

                  b. The Colorado River Balancing Factors Preclude The District Court From Ignoring Its "Virtually Unflagging" Jurisdiction

         Even if an analysis under Colorado River was warranted (which it was not because the actions are not parallel), the Order contravened all relevant authority. Colorado River and its progeny identify seven factors that should be weighed to decide if exceptional circumstances warrant the district court's abstention from exercising jurisdiction. These factors are: (1) whether a court has assumed jurisdiction over any res or property; (2) the desirability of avoiding piecemeal litigation; (3) the order in which jurisdiction was obtained and the progress made in the two actions; (4) whether state or federal law controls; (5) the relative convenience of the forums; (6) whether the state litigation adequately protects the rights of the party invoking federal jurisdiction; and (7) whether forum shopping is present. Colorado River, 424 U.S. at 818, Moses H. Cone Memorial Hosp. v. Mercury Constr. Corp., 460 U.S. 1, 19-26 (1983); Nakash, 882 F.2d at 1415; American Int'l Underwriters, Inc. v. Continental Ins. Co., 843 F.2d 1253, 1256 (9th Cir. 1988). "Any doubt as to whether a factor exists should be resolved against a stay, not in favor of one." Travelers Indem. Co. v. Madonna, 914 F.2d 1364, 1369 (9th Cir. 1990). In this instance, none of the factors is present.

         One factor alone should have been dispositive -- in ARV's favor -- on the district court's OSC. If issuance of a stay will not avoid piecemeal litigation, the district court cannot issue a stay. Moses Cone, 460 U.S. at 28; accord Gulfstream Aerospace Corp. v. Mayacamas Corp., 485 U.S. 271, 277, 108 S.Ct. 1133, 99 L.Ed.2d 296 (1988) (Colorado River stay may issue only if the court has "full confidence" that the state proceeding will end the litigation). Indeed, the Ninth Circuit has held that when "there exists a substantial doubt as to whether the state court proceedings will resolve all of the disputed issues in [a federal] case, it is unnecessary for [the court] to weigh the other factors included in the Colorado River analysis." Intel Corp. v. Advanced Micro Devices, 12 F.3d 908, 913 n.7

(9th Cir. 1993), cert. denied sub nom, Advanced Micro Devices, Inc. v. Intel Corp., 512 U.S. 1205, 114 S.Ct. 2675, 129 L.Ed.2d 810 (1994). Because piecemeal litigation could not have been avoided by staying the Federal Action, it was clear error for the district court to stay this case.


                  (1)     Issuance of a Stay Does Not Avoid Piecemeal Litigation

         "Piecemeal litigation occurs when different tribunals consider the same issue, thereby duplicating efforts and possibly reaching different results." American Int'l Underwriters, 843 F.2d at 1258 (emphasis added). In this case, issuance of a stay does not prevent duplicative litigation. Because the Federal Action and the State Action arise from distinct events and present different legal issues, resolution of the State Action would not dispose of any of the claims raised in the Federal Action. As discussed above, Emeritus's State Complaint claims only that ARV and its directors, aided and abetted by Prometheus, breached their fiduciary duties to ARV's shareholders when they took certain steps following Emeritus's merger proposal. The tender offer, which occurred after Emeritus filed the State Action, and the proxy solicitation are irrelevant to the state court's consideration. However the state court evaluates the propriety of ARV's actions in responding to Emeritus's proposal and decides who should cast votes at the shareholders meeting, the state court's determination would not resolve (1) whether Emeritus has fully disclosed the effects its acts will have on ARV or (2) whether Emeritus would violate its fiduciary duties or California's unfair competition statute by electing its slate of directors without waiving the conditions to its tender offer.(14) Accordingly, the district court erred in issuing its Order.

-------------
(14) Issuance of a stay in the Federal Action actually would increase the likelihood of the type of piecemeal litigation that Colorado River seeks to avoid. The fairness of the tender offer and proxy solicitation are key to ARV's federal securities law claims and ARV's state law claims. If ARV is forced to refile those claims as part of the State Action, it would introduce new issues before the state court that are completely unrelated to the substance of that action. At the same time, federal courts would still be obligated to analyze the tender offer and proxy solicitation in order to resolve the securities law claims.

                    (2) The Remaining Colorado River Factors do not
                        Support a Stay

         Though the district court's inquiry (and this Court's review of the Order) should have ended with the determination that a stay will not avoid piecemeal litigation, Intel, 12 F.3d at 913, n.7, even an analysis of the remaining Colorado River factors proves that issuance of a stay would be improper.

         The relevant factors weigh against issuance of a stay. Very little progress has been made in the State Action. Indeed, that the State Action was filed only a few weeks before the Federal Action "cuts against, not for, [a] stay." See Moses Cone, 460 U.S. at 21-22 ("priority should not be measured exclusively by which complaint was filed first, but rather in terms of how much progress has been made in the two actions").(15)

         Likewise, the presence of ARV's federal securities law claims weighs heavily against abstention, whereas the existence of state law claims does not favor surrendering jurisdiction. Moses Cone, 460 U.S. at 26 (the "presence of state-law issues may weigh in favor of that surrender" only "in some rare circumstances"). Where, as here, the state law claims involve "routine issues of state law . . . which the district court is fully capable of deciding, there are no such `rare circumstances'" present. Travelers Indem., 914 F.2d at 1370 (district court abused its discretion in staying action founded on diversity for breach of contract, misrepresentation and breach of fiduciary duty).

         Finally, the state court cannot protect ARV's rights under federal law, because the state court has no power under the Exchange Act to force Emeritus to correct its materially misleading tender offer and proxy solicitation. Moreover, "`the possibility that the state court proceeding might adequately protect the interests of the parties is not enough to justify the district court's deference to the state action.'" Travelers Indem., 914 F.2d at 1370 (noting that the Ninth Circuit "has not applied this factor against the exercise of federal jurisdiction, only in favor of it"), quoting Bethlehem Contracting Co. v. Lehrer/McGovern, Inc., 800 F.2d 325, 328 (2d Cir. 1986).(16)

-------------
(15) In fact, Prometheus, an indispensable party to the State Action, was only added as a defendant on January 7, 1998.

(16) The remaining factors are irrelevant to the balancing test. There is no res or property at issue in this litigation. Emeritus has filed the State Action in California, so it cannot argue that it would be inconvenienced by a California forum. There is also no evidence of forum shopping. ARV filed the Federal Action in federal court for one reason: ARV's securities law claims arise under laws subject to the exclusive jurisdiction of the federal courts (see 15 U.S.C. section 78aa; 15 U.S.C. section 1331) and the state law claims are closely related to the disclosure issues the District Court must decide.

         Thus, balancing the Colorado River factors, it becomes clear that it was improper for the district court to stay the Federal Action or any of ARV's claims for relief. The Order issuing the stay is clearly erroneous as a matter of law.

B. MANDAMUS IS REQUIRED BECAUSE ARV HAS NO OTHER ADEQUATE MEANS TO ATTAIN THE RELIEF IT SEEKS

         Having shown that the district court committed clear error warranting mandamus, this Court's next consideration is whether ARV lacks adequate means to attain the relief it seeks. Even assuming that a stay order is immediately appealable, a direct appeal is of no practical use under these circumstances because it cannot provide ARV with relief in a timely fashion. For that reason, ARV raises this issue on mandamus.

         For ARV to obtain relief from the district court's clearly erroneous issuance of a stay and have its Motion for Preliminary Injunction heard before the shareholders meeting, the merits of this Petition must be decided within a week. As a practical matter, a ruling on the propriety of the district court's stay within this time frame is simply impossible in the context of a direct appeal given the procedural requirements for expediting such an appeal (for example, filing a motion with the Motions Panel, awaiting a decision on the emergency motion and filing a brief raising the merits of its claim). The amount of time required to complete this process would effectively consume the time necessary for briefing on the Motion for Preliminary Injunction to be completed and for the district court to resolve that motion prior to the shareholders meeting.(17)

C. MANDAMUS IS REQUIRED BECAUSE ARV WILL SUFFER SERIOUS AND IRREPARABLE HARM IF PROHIBITED FROM PURSUING THIS CASE UNTIL AFTER A FINAL DECISION IN THE STATE COURT ACTION

         The purpose of this petition is to prevent catastrophic harm to ARV as a result of a shareholder vote that will take place in less than two weeks. If ARV is precluded from pursuing this action on an expedited basis -- let alone until after a final decision is reached in the state court case -- the hope of meaningful relief for ARV and its shareholders will be effectively foreclosed.

         On January 28, 1998 -- only 12 days from the filing of this petition -- ARV's shareholders will vote to fill all nine seats on its board of directors. Emeritus threatens to use this election to inflict on ARV the potentially ruinous loss of two crucial assets -- facility leases and key employees -- all in breach of its fiduciary duties and obligations under federal securities laws and California statutes against unfair competition.

         In direct contravention of the federal securities laws, this critical election will be distorted by Emeritus's incorrect and incomplete disclosures if the stay is not lifted. The Exchange Act and rules promulgated thereunder are intended to ensure that shareholders presented with a tender offer or proxy solicitation have the benefit of information necessary to make an informed decision as to whether to tender their shares or vote for a particular board nominee. Rondeau v. Mosiness Paper Corp., 422 U.S. 49, 58, 95 S.Ct. 2069, 2075-76, 45 L.Ed.2d 12 (1975); Stahl v. Gibralter Fin. Corp., 967 F.2d 335, 336
(9th Cir. 1992).

-------------

(17) In the event, however, that this Court believes this matter is more appropriately raised as an emergency motion for expedited briefing and hearing of an appeal -- and can be determined on the merits within a week -- ARV requests that this Court treat this Petition as an emergency motion and as its opening brief, and set a briefing schedule and any argument, if necessary, so that a ruling on the merits issues by no later than January 21, 1998. ARV has filed a notice of appeal with the district court to facilitate this course of action if the Court deems it appropriate.

         As alleged in ARV's preliminary injunction motion, Emeritus's tender offer and proxy solicitation materials (already distributed to ARV shareholders) fail to disclose, among other things, material facts indicating a significant likelihood that conditions to Emeritus's tender offer will not be satisfied. Where such violations of the Exchange Act have occurred, courts have held that curative disclosure is the "preferred remedy" with injunctions playing a "supporting role." Pacific Realty Trust v. APC Inv., Inc., 685 F.2d 1083, 1085 (9th Cir. 1982). The difficulty in proving the effect of a disclosure violation on the shareholder decisions, and the importance of accurate disclosure have led courts to find irreparable harm sufficient to support injunctive relief in connection with tender offers. Polaroid Corp. v. Disney, 862 F.2d 987, 1005 (3rd Cir. 1988). Courts have further held that injunctive relief is particularly appropriate in corporate takeover cases such as this, recognizing that "[o]nce the company has been taken over, courts can rarely if ever `unscramble the eggs.'" Homac, Inc. v. DSA Fin. Corp., 661 F. Supp. 776, 783 (E.D. Mich. 1987); Camelot Indus. Corp. v. Vista Resources, Inc., 535 F. Supp. 1174, 1184 (S.D.N.Y.
1982) (irreparable harm is present when a vote for directors is based on misleading information); Marshall Field & Co. v. Icahn, 537 F. Supp. 413, 416 (S.D.N.Y. 1982) (irreparable harm is present if the investing public and existing shareholders trade in a marketplace that is deprived of important and legally required information).

         If ARV is unable to obtain expedited review of the district court's stay, it will be denied any hope of obtaining the preferred remedy of injunctive relief for Emeritus's violations of federal securities laws. The federal courts are the only jurisdiction empowered to order disclosures under the Exchange Act. 15 U.S.C. ss. 78aa. If the federal courts do not afford ARV a forum prior to January 28, 1998, ARV shareholders will vote to elect an entire board of directors without the benefit of critical information regarding the likely consequences of their choices. Indeed, not only will the continued stay allow Emeritus to avoid its obligation to make the congressionally mandated disclosures, but it will give Emeritus an additional weapon for inducing ARV shareholders to ignore facts essential to an informed vote. Although the district court's order does not address the merits of ARV's claims, shareholders are likely to interpret the order as a rejection of the substantive issues raised by ARV.

         The misinformation received from Emeritus by ARV shareholders is especially troubling given the disastrous effect the election of Emeritus's slate of directors would have on ARV and its shareholders. If Emeritus elects its slate of director nominees, it will immediately trigger the "change of control" provisions. The election would put ARV in default on the leases for at least 18 of its facilities, the foundation of ARV's entire business operation. Termination of these leases would financially cripple ARV, which may be unable to replace these facilities. Even if ARV manages to renegotiate its agreements, ARV would undoubtedly be forced to pay significantly higher rent -- a possible $4 million increase in ARV's estimated annual lease cost.

         Likewise, the election of Emeritus's nominees would trigger "change of control" provisions in the employment contracts of numerous key ARV employees. The employees could elect to terminate their employment with ARV and demand severance payments totaling approximately $6.8 million. Not only would these defaults result in significant liability to ARV, but the mere loss of knowledgeable and experienced personnel would be a crippling blow to ARV.

         Yet, despite the grave harms it will have inflicted upon ARV as a result of the proxy contest, Emeritus will have no obligation to complete the tender offer it used to solicit the proxies in the first place. The very act of electing its slate of nominees will provide Emeritus with many loopholes for abandoning its offer.(18) Without a firm offer, ARV's

-------------
(18) The very act of electing its nominees will create two new reasons why Emeritus need not consummate the offer. The "change of control" triggered by that election will violate two of the conditions to Emeritus's offer, i.e. that no material adverse change has occurred and that Emeritus has received all necessary consents on leases. App., Vol. III, at 546-49. Thus, having made a highly conditional tender offer and used the power of its proxies to ensure that two of its conditions are not met, Emeritus will be free to abandon its offer or force ARV to renegotiate the acquisition (with its own handpicked directors) on terms more favorable to Emeritus. Indeed, this tactic accomplishes Emeritus's goal of getting "to the bargaining table in good form." App., Vol. III, at 633.

shareholders will be stuck with a devalued company, a board of directors loyal to Emeritus and no way to get the $17.50 per share in cash that Emeritus has promised. Worse yet, Emeritus could use its actual control of ARV to identify the most profitable facilities and valuable employees, and then cherry pick among ARV's core assets by negotiating directly with landlords, and by courting ARV employees who can profit handsomely by simply taking another job.

         In fact, an Emeritus takeover would result in irreparable harm to ARV and its shareholders even if Emeritus were sincere about completing the $17.50 per share tender offer. While waiting for conditions, such as the rescission of the Prometheus transactions and Prometheus's share of ARV (already the subject of litigation), a board of directors loyal to Emeritus would be in control of ARV's day-to-day operations.

         In sum, the harm to ARV goes far beyond the normal inconvenience of delay; a continued stay of this action would preclude ARV from obtaining any of the relief it seeks. Emeritus will be free to flaunt clear Congressional policy by continuing to obtain proxies by misleading ARV shareholders as to the nature of its tender offer and the intentions of its board nominees. Once Emeritus votes these proxies and elects its board nominees, the change of control provisions in ARV's leases and employment contracts will be irrevocably triggered.(19) At that point, ARV will be completely vulnerable, subject only to the mercy of the third-party landlords and the loyalty of employees asked to forego millions of dollars in immediate cash payment. Moreover, if Emeritus succeeds in replacing the board, pending completion of the tender offer or an alternative transaction Emeritus can obtain at the "bargaining table," ARV's day-to-day operations will be managed by directors with loyalties to a direct competitor. No party or court will have the power to remedy these breaches, or the resulting catastrophic harms that will befall ARV, and, in fact, the Emeritus' nominees will have the power to dismiss this case.

-------------
(19) Especially because of the effect on contracts with third parties, this case is not one where a simple voiding of the election can cure disclosure defects found to exist after a trial on the merits.

D. MANDAMUS IS REQUIRED BECAUSE THE DISTRICT COURT'S ORDER RAISES NEW AND IMPORTANT PROBLEMS, OR ISSUES OF LAW OF FIRST IMPRESSION

         Though Bauman does not require a petitioner to satisfy all five factors, and courts anticipate that it is unlikely that they will all be met in a single case, In re Cement Antitrust Litig., 688 F.2d at 1301, another Bauman factor, though of lesser importance than the other three present here, also supports mandamus. Mandamus is favored if the "district court's order raises new and important problems, or issues of law of first impression." Bauman, 557 F.2d
655. That is precisely what the district court's unprecedented stay order has done.

         Unlike any reported case of this Circuit, the district court purported to stay an action for injunctive relief under Sections 14(a), 14(d) and 14(e) of the Exchange Act, pending resolution of a state court action in which those claims could not be raised. Not only was the stay in clear contravention of settled law governing the duty of federal courts to decide issues subject to the exclusive jurisdiction of the federal courts, but the stay effectively postponed hearing on the injunction until after the State Action is final. Given that the injunction is necessary to, among other things, correct the disclosures on which the shareholders will rely, the Order permits the district court to evade hearing the case until the issue of injunctive relief is moot. This novel approach to disposing of injunctive relief presents a new issue for this Circuit to consider -- and reject.

         Moreover, insofar as Emeritus urged the district court to issue the stay because the "[District] Court is in the best position to judge the state of its calendar," an overcrowded docket should not be a legitimate rationale for denying a litigant the opportunity to litigate claims properly subject to jurisdiction in the federal courts. Given the pressure on district courts to resolve pending matters, ARV believes that inferior courts of this Circuit may look to Colorado River as an expedient means of removing cases from their calendars. By addressing this issue now, this Court can prevent the misuse of judicial abstention and provide supervisory guidance to the courts of this Circuit.

E.       ARV'S PETITION MEETS FOUR OF THE FIVE BAUMAN FACTORS

         For the reasons stated above, four of the five Bauman factors have been met.(20) Most importantly, ARV has shown that the district court committed clear error when it issued the stay, has demonstrated that it has no alternative means of relief and has proven that it will suffer irreparable harm unless the district court's Order is immediately reversed. Accordingly, ARV has met its burden in showing that mandamus is warranted.

                                       VI.

                                   CONCLUSION

         For all of the foregoing reasons petitioner ARV Assisted Living, Inc. respectfully requests that this Court reverse the order of the District Court for the Central District of California, McLaughlin, J. presiding, staying ARV's action and that this Court issue an order compelling the district court to set ARV's Motion for Preliminary Injunction for immediate briefing and hearing so that the motion is fully adjudicated by no later than January 24, 1998.

Dated: January 15, 1998

                                             Respectfully submitted,

                                             IRELL & MANELLA LLP
                                             Kenneth R. Heitz
                                             Alexander F. Wiles
                                             1800 Avenue of the Stars
                                             Suite 900
                                             Los Angeles, CA 90067-4276
                                             Telephone: (310) 277-1010


                                             By________________________
                                               Alexander F. Wiles
                                               Attorneys for Petitioner
                                               ARV Assisted Living, Inc.

-------------
(20) The final Bauman factor does not appear to be implicated on this petition, though it is well-recognized that all five do not need to be met. In re Cement Antitrust Litig., 688 F.2d at 1301. From published cases, ARV cannot determine whether the District Court's Order staying claims subject to the exclusive jurisdiction of federal courts and its wholehearted misapplication of the Colorado River standards are oft- repeated errors or manifest a persistent disregard of federal precepts. E.g., Bauman, 557 F.2d at 655.

                           STATEMENT OF RELATED CASES

         Petitioner ARV Assisted Living, Inc. knows of no cases related to this Petition that are pending in this court.